Exhibit 99.1

APPENDIX 4C

Quarter Ended 31 March 2023

An Alternate Future

Alterity

Alterity Therapeutics Limited
ACN 080 699 065

Lodged with the ASX under Listing Rule 4.3A.
This information should be read in conjunction with the Annual report.

Appendix 4C – Q3 FY23 Quarterly Cash Flow Report

Highlights:

•	Continued expansion of ATH434 Phase 2 Clinical Trial with sites open for recruitment in five countries
•	Participants in the US and Europe received first dose as part of the ATH434 Phase 2 Clinical Trial
•	Announced independent study demonstrating that ATH434 prevented the onset of motor and non-motor symptoms in animals with genetically induced Parkinson’s disease
•	Granted new composition of matter patent and entered into exclusive license agreement for assets targeting Alzheimer’s disease
•	Presented at Sachs Associates 6th Annual Neuroscience Innovative Forum
•	Cash balance on 31 March 2023 of A$21.9M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 27 April 2023. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 31st March 2023 (Q3 FY23).

“We continue to make excellent progress with our ATH434 Phase 2 clinical trial in participants with early-stage Multiple System Atrophy, a rapidly progressing Parkinsonian disorder with no approved treatment.” said David Stamler, M.D., Chief Executive Officer, Alterity. “The Phase 2 trial is gaining momentum with active recruitment in five countries, including the United States. We were pleased that an independent study was published providing further evidence that ATH434 has potential to be neuroprotective in humans.”

The Company’s cash position on 31 March 2023 was A$21.9M with operating cash outflows of A$4M.

Operational Activities

ATH434 Phase 2 Clinical Trial

During the quarter, Alterity’s Phase 2 clinical trial of ATH434 for the treatment of participants with Multiple System Atrophy (MSA) opened several new clinical trial sites. The trial is now actively recruiting participants in three regions: Europe, Asia-Pacific and the U.S. as the Company looks to bring a potential new treatment option to individuals living with MSA.

In the US, the Phase 2 clinical trial of ATH434 opened for enrollment and enrolled the first participant at Vanderbilt University Medical Center in Nashville, Tennessee. Vanderbilt University has been an important partner for the clinical development of ATH434 and initiating the trial in the

U.S. is a major milestone for Alterity.

Alterity also expanded enrollment in Europe with the dosing of the first participant in Italy. In addition, Alterity received regulatory authority in France and Austria to proceed with the Phase 2 trial.

Publication

In an independent study published in the journal Neurotherapeutics during the quarter, it was reported that ATH434 prevented the onset of motor and non-motor symptoms in animals with genetically induced Parkinson’s disease. The study found that ATH434 prevented the development of motor impairment in older animals that was associated with a reduction in iron levels and preservation of neurons in the substantia nigra, the brain region affected in Parkinson’s. The authors also demonstrated that ATH434 prevented an early non-motor symptom (loss of smell) in younger mice and rescued it in older mice. These data support other studies indicating that ATH434 has a beneficial effect on the motor and non-motor symptoms in animal models of PD. The publication provides further evidence that ATH434 has the potential to address the underlying pathology of Parkinson’s disease and related disorders such as MSA.

Intellectual Property and Business Development

Alterity was granted a new composition of matter patent, entitled “Compounds for and methods of treating diseases” (No. 11,603,364). The patent covers more than 100 novel compounds with an acyl hydrazone (AH) structure and provides 20 years of exclusivity. The new patent is a testament to the ongoing success of Alterity’s discovery team as they continue to generate novel small molecules with potential to treat important neurodegenerative diseases.

Alterity also entered into a Licensing Agreement for the new patent and a sub-licensing agreement for PBT2 to Professor Colin Masters, M.D., A.O., to advance the compounds for the treatment of Alzheimer’s and related diseases. Professor Masters is a preeminent researcher in the field of Alzheimer’s disease whose work has provided the foundation for recently approved disease modifying treatments for Alzheimer’s disease. Under the license agreement, Alterity grants the entire rights to the AH patents as well as an exclusive worldwide license to develop and commercialise both AH and PBT2 in Alzheimer’s disease. In exchange, Alterity is entitled to future royalties of net sales from the assets.

Corporate

On 9 January 2023, the company effected a ratio change of its American Depository Shares (ADSs) to Ordinary Shares from the previous ratio of 1 ADS representing 60 Ordinary Shares to 1 ADS representing 600 Ordinary Shares and has regained compliance with NASDAQ’s minimum bid price requirement.

In accordance with ASX Listing Rule 4.7C, payments made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

END

Authorization & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett we-aualteritytherapeutics@we-worldwide.com

+61 4 5064 8064

U.S.

Remy Bernarda remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward- looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)
37 080 699 065	31 March 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(2,289)	(9,073)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(98)	(351)
	(d) leased assets	-	-
	(e) staff costs	(1,172)	(3,035)
	(f) administration and corporate costs	(347)	(1,287)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	2	8
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	(102)
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(3,904)	(13,840)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(5)	(5)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(5)	(5)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	182	311
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(57)	(93)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	125	218

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	25,350	34,807
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,904)	(13,840)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(5)	(5)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	125	218
4.5	Effect of movement in exchange rates on cash held	378	764
4.6	Cash and cash equivalents at end of period	21,944	21,944

5.	Reconciliation of cash and cash equivalents	Current quarter $A’000	Previous quarter $A’000
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	21,944	25,350
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	21,944	25,350

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	131
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

		$A’000
8.	Estimated cash available for future operating activities
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,904)
8.2	Cash and cash equivalents at quarter end (item 4.6)	21,944
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	21,944

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	5.6

	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	27 April 2023

Authorised by:	Phillip Hains – Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.